

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 23, 2017

Marie Ferguson
Chief Executive Officer
Lemon Tree Passage, Inc.
11264 NW 58 Terrace
Doral, FL 33178

> **Re:** **Lemon Tree Passage, Inc.**
> **Offering Statement on Form 1-A**
> **Filed September 26, 2017**
> **File No. 024-10747**

Dear Ms. Ferguson:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Part II. Offering Circular

Cover Page

1.   Please advise whether you intend to use this offering circular to make written offers prior to qualification. If so, provide the caption and legend required by Rule 254(a) of Regulation A.

2.   You state, and indicate pursuant to Item 4 of Part I of the form, that you are conducting a Tier 1 offering. Your reference to Rule 251(d)(2)(i)(C) of Regulation A, however, suggests that you are pursuing a Tier 2 offering. In this regard, we also note the related disclosure provided in Section 4(d) of the Subscription Agreement that has been filed as an exhibit to this offering statement. Please reconcile. Further, if you intend to pursue a Tier 2 offering, please revise your offering statement to the extent the disclosure requirements for Tier 1 and Tier 2 offerings differ, including the financial statements prescribed by Part F/S of the form.

3.   Please disclose your telephone number and, if applicable, website address pursuant to Item 1(b) of Part II of Form 1-A. In addition, revise to clarify your street address, as the address presented in Part I, Item 1 and in certain exhibits differs from that presented throughout the offering statement, including on the cover page.

4.   You disclose here and in the Use of Proceeds section that the maximum aggregate offering price is $20,000,000. As the maximum proceeds from the sale of 5,000,000 shares of common stock at a price of $2.00 per share would be $10,000,000, please revise.

Summary

The Offering, page 5

5.   You indicate that Ms. Ferguson currently owns "the majority" of issued and outstanding common stock and that she "will continue to own all of the common shares to control the operations of the company after this offering, irrespective of its outcome." Please revise these disclosures to state that Ms. Ferguson will own 80% of the outstanding shares of common stock in the event that you raise the maximum amount of proceeds from other investors in this offering. In addition, clarify the statement, "Irrespective of the success of the offering, there will remain 20,000,000 shares of the Company's common stock issued and outstanding following the completion of the offering…."

Dilution, page 15

6.   We note that there is a material disparity between the $2.00 public offering price per share and the $0.00025 effective cash cost per share to Ms. Ferguson for the 20,000,000 shares acquired by her on June 30, 2017. Therefore, please provide the comparison required by Item 4 of Part II of Form 1-A.

Directors, Executive Officers and Significant Employees, page 24

7.   Our review of the outside entities with which Ms. Ferguson is affiliated suggests that they are domiciled in Australia and do not have a license to operate in other jurisdictions. Therefore, please revise the description of Ms. Ferguson's business experience to clarify that her work in the banking industry has been limited to the Australian market, and to the extent the principal market for your online platform will be the United States, as your disclosure in the Business section indicates, highlight the risk posed by her inexperience in the U.S. market in a risk factor, or advise. Further, since it appears that Ms. Ferguson, your sole officer and director, resides outside the United States, please provide a risk factor pertaining to the difficulty that U.S. shareholders would face in effecting service of process against her. This risk factor should address material risks that U.S. shareholders face in:

- effecting service of process within the United States on your officer and director;

- enforcing judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against your officer and director; and

- bringing an original action in foreign courts to enforce liabilities based on the U.S. federal securities laws against your officer and director.

Last, in the Description of Property section, briefly describe the general character of your principal executive office and, if not owned by you, how it is held. Refer to Item 8 of Part II of Form 1-A.

Financial Statements

Balance Sheet, page 34

8. Your statement of operations for the period from June 30, 2017, to August 31, 2017, indicates that you fully amortized the $25,000 in prepaid expenses for legal and professional charges. Your balance sheet as of August 31, 2017, however, reflects that these prepaid expenses qualify as a current asset. Please reconcile, and revise to reflect that your total liabilities and stockholder's deficit is $5,000, or advise.

Part III. Exhibits

9. Please file your certificate of incorporation, the legality opinion, and the consent of counsel to the use of the legality opinion as exhibits pursuant to Item 17.2, Item 17.12, and Item 17.11, respectively. Further, list each exhibit in the exhibit index according to the number assigned to it under Item 17, as provided by Item 16.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 or me at (202) 551-3483 with any questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Adviser
Office of Information
Technologies and Services

cc: Andy Altahawi
        Adamson Brothers